Beau Yanoshik

+1.202.373.6133

Beau.yanoshik@morganlewis.com

VIA EDGAR

August 26, 2016

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust: Post-Effective Amendment No. 98 to the Registration Statement Filed on Form N-1A Under the Securities Act of 1933 (File Nos. 333-173276 and 811-22542)

Ladies and Gentlemen:

On behalf of our client, SSGA Active Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 98 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 98”). The purpose of PEA No. 98 is to reflect revised principal investment strategies for the Trust’s SPDR SSGA Multi-Asset Real Return ETF, SPDR DoubleLine Emerging Markets Fixed Income ETF, and SPDR DoubleLine Short Duration Total Return Tactical ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001